[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 18, 2014

VIA EDGAR AND FEDEX

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed January 31, 2014
File No. 333-189643

Dear Mr. Kluck:

On behalf of CBS Outdoor Americas Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 4 to Registration Statement on Form S-11 filed with the Commission on January 31, 2014 (“Amendment No. 4”) contained in your letter dated February 7, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 5”) has been submitted to the Commission via EDGAR on the date hereof, and five courtesy copies of Amendment No. 5 marked to show the changes made to Amendment No. 4 have been sent to you under separate cover.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 5.

General

1.	We note that your prospectus contains a large number of defined terms that you created solely for use in this prospectus. Please revise your prospectus to eliminate your over reliance on defined terms. If a defined term must be included, please define such term when first used in the prospectus. Please refer to Rule 421(b) of Regulation C.

RESPONSE: In response to the Staff’s comment, the Company has generally revised Amendment No. 5 throughout to eliminate certain defined terms and to include definitions for all defined terms when first used.

2.	We note your revised disclosure on page 134 in regards to the aggregate consideration to be paid to CBS. In this section or the Formation Transactions section, please describe in greater detail how the consideration was or will be determined.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 9 and 128 of Amendment No. 5.

Prospectus Summary, page 1

3.	Please revise to include an organizational chart that reflects your ownership structure before and after the formation transactions.

RESPONSE: In response to the Staff’s comment, the Company has revised page 10 of Amendment No. 5.

Use of Proceeds, page 46

4.	We note your responses to our prior comments one and two and your revisions to your filing. Please further revise the Use of Proceeds, Dilution, and introduction to the Pro Forma financial information to explicitly disclose the amount of the estimated cash and share portions of the Purging Distribution(s) or disclose why you are unable to do so.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 16, 46, 51, 57 and 130 of Amendment No. 5.

5.	Please clarify if the proceeds from the offering will be used to discharge any debt incurred by you, including the formation borrowings. If so, please revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: The Company supplementally advises the Staff that the Company does not intend to use the proceeds from the offering to discharge any debt incurred by the Company, including the formation borrowings.

6.	We note your disclosure in the third paragraph in this section. Please confirm that the shares of common stock of CBS Outdoor Americas Inc. to be issued to the wholly owned subsidiary are the same securities to be issued under the exemption of Section 4(a)(2) of the Securities Act as described in Part II of the registration statement.

RESPONSE: The Company confirms that the shares of common stock of CBS Outdoor Americas Inc. issued to the wholly owned subsidiary of CBS are the same securities issued under the exemption of Section 4(a)(2) of the Securities Act as described in Part II of Amendment No. 5.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 55

7.	We note your response to our prior comment two. Your revisions to the introduction to your Pro Forma financial information are not consistent with your response; specifically, you have not disclosed that these statements reflect the portion of the net proceeds that will be retained by you, which is determined based on the estimated cash portion of the Purging Distribution. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised page 54 of Amendment No. 5.

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 59

4) Provision for Income Tax, page 60

8.	We note your disclosure that your effective tax rates are 41.7% and 41.4%. These tax rates do not appear to be consistent with the amounts in your pro forma column on your Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations. Please advise or revise.

RESPONSE: In response to the Staff’s comment, the Company has revised page 58 of Amendment No. 5.

Item 36. Financial Statements and Exhibits, page II-3

9.	We note that a number of exhibits are yet to be filed. Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

RESPONSE: The Company notes the Staff’s comment. In response to the Staff’s comment, the Company has filed the following exhibits with Amendment No. 5: Exhibits 2.2, 3.1, 3.2, 10.1, 10.2, 10.3, 10.4, 10.5, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 21.1, 23.3, 99.1, 99.2, 99.3, 99.4 and 99.5. The Company will file all other exhibits as promptly as possible.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Joseph R. Ianniello
CBS Outdoor Americas Inc.

Matthew D. Bloch and Jennifer A. Bensch
Weil, Gotshal & Manges LLP

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